Exhibit 99.1

C3is Inc.

C3is Inc. reports second quarter and six months 2023 financial and operating results

Athens, Greece, September 1, 2023 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing drybulk and tanker seaborne transportation services, and from Q3 2023, tanker transportation services, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2023. These financial results were based on the accounts of C3is Inc. and its wholly owned subsidiaries, which were prepared using the historical carrying costs of the assets and the liabilities of the subsidiaries from their dates of incorporation.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Our two handysize dry bulk carriers are currently on time charters of short term durations, producing steady cash flows.

•	Both handysize dry vessels are unencumbered.

•	Fleet operational utilization of 90.1% for the six months period ended June 30, 2023, as our vessels were mainly under time charter employment.

•	Voyage revenues of $4.9 million for the six months period ended June 30, 2023 corresponding to daily TCE[1] of $12,145.

•	Our Company generated net income of $0.4 million for the six months period ended June 30, 2023, and net loss of $0.4 million for the three months ended June 30, 2023.

•	Acquisition of the Stealth Berana in July 2023, an Aframax oil tanker, with a capacity of 115,800 dwt, bringing the total fleet capacity to 179,800 dwt.

•	On July 5th, 2023 we concluded with the offering of 4,765,000 common shares, generating gross proceeds of approximately $5.0 million.

Second Quarter 2023 Results:

•

Voyage revenues for the three months ended June 30, 2023 amounted to $1.7 million as market rates for our vessels prevailed at low levels. Total calendar days for our fleet were 182 days for the three months ended June 30, 2023. Of the total calendar days in the second quarter of 2023, 163, or 89.6%, were time charter days. Our fleet operational utilization was 89.6% for this period.

[1]	TCE is a non-GAAP measure. Refer to the reconciliation of this measure to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2023 were $0.2 million and $0.8 million, respectively. Voyage expenses included commissions to third parties of $0.1 million, corresponding to 50% of total voyage expenses. Operating expenses mainly included crew expenses of $0.5 million, corresponding to 63% of total operating expenses, spares and consumables costs of $0.2 million, corresponding to 25%, and maintenance expenses of $0.07 million, representing works and repairs on the vessels, corresponding to 9% of total vessel operating expenses.

•

General and Administrative costs for the three months ended June 30, 2023 were $0.3 million and mainly related to the portion of general and administrative expenses incurred by Imperial Petroleum, the former Parent of C3is Inc., that were allocated to C3is Inc.

•	As a result of the above, for the three months ended June 30, 2023, the Company reported a net loss of $0.4 million.

•	EBITDA[2] for the three months ended June 30, 2023 amounted to $0.3 million.

•	An average of 2.0 vessels were owned by the Company during the three months ended June 30, 2023.

Six months 2023 Results:

•

Voyage revenues for the six months ended June 30, 2023 amounted to $4.9 million. Total calendar days for our fleet were 362 days for the six months ended June 30, 2023. Of the total calendar days in the first six months of 2023, 326 or 90.1%, were time charter days. Our fleet operational utilization was 90.1% for this period.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2023 were $0.5 million and $1.9 million respectively. Voyage expenses mainly included bunker costs of $0.1 million corresponding to 20% of total voyage expenses, and commissions to third parties of $0.2 million corresponding to 40% of total voyage expenses. Operating expenses mainly included crew expenses of $1.1 million corresponding to 58% of total operating expenses, spares and consumables costs of $0.5 million, corresponding to 26%, and maintenance expenses of $0.2 million, representing works and repairs on the vessels, corresponding to 11% of total vessel operating expenses.

•

General and Administrative costs for the six months ended June 30, 2023 were $0.5 million and mainly related to the portion of general and administrative expenses incurred by Imperial Petroleum, the former Parent of C3is Inc., that were allocated to C3is Inc.

[2]	EBITDA is a non-GAAP measure. Refer to the reconciliation of this measure to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•	As a result of the above, for the six months ended June 30, 2023, the Company reported a net income of $0.4 million.

•	EBITDA[2] for the six months ended June 30, 2023 amounted to $1.7 million.

•	An average of 2.0 vessels were owned by the Company during the six months ended June 30, 2023.

CEO Andriotis Diamantis Commented

The dry shipping market is a volatile one, and this is reflected on Q2 results. However, the supply side of the dry bulk remained favourable, as in conjunction with an ageing global fleet, the new vessel order book has been at a historically low value.

As effective fleet supply growth for the next few years looks marginal, demand will be the main determinant of spot freight rates with China returning back to the driver’s seat as the dominant force of bulk imports and thus shipping demand.

As of today, the Company’s management estimated C3is Inc’s Net Asset Value (“NAV”) to be $24.13 million, which represents approximately a 600% premium over its current market capitalization.

C3is Inc. aims at versatility in harvesting on the changing world fundamentals of shipping, and in order to maintain a competitive fleet, the company adopted a strategy of diversification in Q2 by acquiring at terms very favourable to C3is Inc. an Aframax oil tanker built in 2010, the Stealth Berana for $43 million from Imperial Petroleum, an affiliated company, that was delivered to our fleet in July for which we are pleased.

We are open to opportunities across all sectors, provided that such deals would be beneficial to the company’s shareholders while keeping a good balance with investing for future growth.

Conference Call details:

On September 1st, 2023, at 11:00 am ET, the company’s management will host a conference call to present the results and the company’s operations and outlook.

Conference Call details:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration:

https://register.vevent.com/register/BI1b6d5f4920ea41cd988c86b9922669cd

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk seaborne transportation services, including major national and private industrial users, commodity producers and traders. The Company owns two Handysize drybulk carriers with a total capacity of 64,000 deadweight tons (dwt). C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbols “CISS”. In July 2023, the Company announced the acquisition of an Aframax oil tanker, the Stealth Berana, with a cargo carrying capacity of approximately 115,800 dwt, resulting with a fleet total capacity of 179,800.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3IS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3IS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3IS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the period ended June 30, 2023.

FLEET DATA	Q2 2023	6M 2023
Average number of vessels (1)	2.00	2.00
Period end number of owned vessels in fleet	2	2
Total calendar days for fleet (2)	182	362
Total voyage days for fleet (3)	182	362
Fleet utilization (4)	100.0%	100.0%
Total charter days for fleet (5)	163	326
Total spot market days for fleet (6)	19	36
Fleet operational utilization (7)	89.6%	90.1%

1) Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period and the days that vessels were commercially idle.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of EBITDA:

EBITDA represents net income before other finance costs, interest income and depreciation. EBITDA is not a recognized measurement under U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies in the shipping or other industries~~.~~

EBITDA is included herein because it is a basis, upon which we and our investors assess our financial performance. It allows us to present our performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)
	For the Second Quarter Ended June 30th 2023	For the Six Months Period Ended June 30th 2023
Net (loss)/income - EBITDA
Net (loss)/income	(363,230)	388,125
Plus interest and finance costs	424	729
Plus depreciation	670,064	1,340,128
EBITDA	307,258	1,728,982

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is a non-GAAP measure and is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. Management believes that TCE provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix charter types under which our vessels are employed between the periods while it further assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance

(Expressed in thousands of U.S. Dollars except for available days and Time charter equivalent rate)	Quarter Ended June 30, 2023	For the Six Months Period Ended June 30, 2023
Voyage Revenues	1,703,252	4,855,097
Voyage expenses	173,607	458,627
Time charter equivalent revenues	1,529,645	4,396,470
Total voyage days for fleet	182	362
Time charter equivalent rate	8,405	12,145

C3is Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Quarter Ended June 30, 2023	Six Months Period Ended June 30, 2023
Revenues
Revenues	1,703,252	4,855,097
Expenses
Voyage expenses	148,714	399,690
Voyage expenses - related party	24,893	58,937
Vessels’ operating expenses	826,614	1,840,172
Vessels’ operating expenses - related party	15,000	30,000
Drydocking costs	30,437	174,149
Management fees – related party	80,080	159,280
General and administrative expenses	271,412	465,267
Depreciation	670,064	1,340,128

Total expenses	2,067,214	4,467,623

(Loss)/Income from operations	(363,962)	387,474

Other (expenses)/income
Interest and finance costs	(424)	(729)
Foreign exchange gain	1,156	1,380

Other income, net	732	651

Net (Loss) / Income	(363,230)	388,125

(Losses)/Earnings per share[3]
- Basic	(0.11)	0.12

- Diluted	(0.11)	0.02

Weighted average number of shares[3]
- Basic	3,182,932	3,182,932
- Diluted	3,182,932	17,468,646

[3]	The computation of (losses)/earnings per share gives retroactive effect to the shares issued in connection with the spin-off.

C3is Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2022	June 30, 2023
Assets
Current assets
Cash and cash equivalents	—	5,000,000
Receivables from related parties	146,708	162,917
Trade and other receivables	674,827	928,857
Inventories	165,645	153,919
Advances and prepayments	36,340	163,864

Total current assets	1,023,520	6,409,557

Non current assets
Vessels, net	38,836,151	37,496,023

Total non current assets	38,836,151	37,496,023

Total assets	39,859,671	43,905,580

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	792,142	670,889
Payable to related party	—	386,066
Accrued liabilities	173,324	282,045

Total current liabilities	965,466	1,339,000

Total liabilities	965,466	1,339,000

Commitments and contingencies
Stockholders’ equity
Former Parent Company investment	38,894,205	—
Capital stock	—	31,829
Preferred stock Series A	—	6,000
Additional paid-in capital	—	42,531,317
Accumulated deficit	—	(2,566)

Total stockholders’ equity	38,894,205	42,566,580

Total liabilities and stockholders’ equity	39,859,671	43,905,580

C3is Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

Six Month Periods Ended June 30, 2023
Cash flows from operating activities
Net income for the period	388,125
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,340,128
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(254,030)
Inventories	11,726
Advances and prepayments	(127,524)
Increase/(decrease) in
Trade accounts payable	(121,253)
Balances with related parties	349,024
Accrued liabilities	108,721

Net cash provided by operating activities	1,694,917

Cash flows from financing activities
Net transfers from former Parent Company	3,305,083

Net cash provided by financing activities	3,305,083

Net increase in cash and cash equivalents	5,000,000

Cash and cash equivalents at beginning of year	—

Cash and cash equivalents at the end of period	5,000,000